SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW

Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

EXHIBIT NUMBER	DESCRIPTION

99.1	News Release Dated May 16, 2018 - Oncolytics Biotech® Announces Publication of REOLYSIN® Abstract for the ASCO 2018 Annual Meeting
99.2	News Release Dated May 17, 2018 - Oncolytics Biotech® Announces Collaboration with Merck and Northwestern University Combining Keytruda® and REOLYSIN® in a Phase 2 Second Line Pancreatic Cancer Study
99.3	News Release Dated May 22, 2018 - Oncolytics Biotech® Has Applied to List its Common Shares on Nasdaq and Announces Share Consolidation
99.4	News Release Dated May 25, 2018 - Oncolytics Biotech® Announces Research Collaboration with the Keck School of Medicine of USC Combining REOLYSIN® with Keytruda®, Velcade® and Dexamethasone
99.5	News Release Dated May 29, 2018 - Oncolytics Biotech® Announces New OTCQX Ticker Symbol

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: May 29, 2018	By:	/s/ Kirk Look
Kirk Look
Chief Financial Officer